UNI[illegible]
SECURITIES AND [illegible]
Washington, D.C.

04017178

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 40218

RECEIVED MAIL PROCESSING
MAR 2 3 2004
WASH. D.C. 158 SECTION

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Royal Alliance Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

733 Third Avenue, 3rd Floor, Room 3-C
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven E. Rothstein (770) 858-6841
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers
(Name – *if individual, state last, first, middle name*)

10 Tenth, Suite 1400 (Address) Atlanta (City) Georgia (State) 30303 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 27 2004
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Steven E. Rothstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Royal Alliance Associates, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Chief Financial Officer

Title

Judith R. Embry
Notary Public
Cobb County GA
June 17, 2006

Notary Public

This report ** contains (check all applicable boxes):

- (a) Facing Page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent Auditors Report on Internal Control

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Royal Alliance Associates, Inc.
**An indirectly wholly owned subsidiary of American International Group, Inc.**
## Statement of Financial Condition
## December 31, 2003

*(in thousands of dollars, except share amounts)*

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 16,959 |
| Cash segregated under federal and other regulations | | 13 |
| Receivables from investment advisors | | 4,460 |
| Receivables from broker-dealers and clearing organizations | | 18,854 |
| Securities owned, at market value | | 2,217 |
| Securities pledged to insurance company, at market value | | 1,571 |
| Notes and accounts receivable from registered representatives | | 9,429 |
| Note receivable | | 279 |
| Furniture, equipment, leasehold improvements and software, at cost, less accumulated depreciation and amortization of $9,460 | | 2,445 |
| Prepaid expenses and other assets | | 3,023 |
| Goodwill | | 8,586 |
| Intangible assets, less accumulated amortization of $354 | | 644 |
| Deferred taxes | | 16,433 |
| Total assets | $ | 84,913 |
| **Liabilities and Stockholder's Equity** | | |
| Commissions payable | $ | 14,601 |
| Securities sold, not yet purchased, at market value | | 202 |
| Payables to affiliates, net | | 1,059 |
| Accounts payable and accrued expenses | | 2,331 |
| Income taxes payable to Parent | | 6,388 |
| Other liabilities | | 3,077 |
| Total liabilities | | 27,658 |
| Commitments and contingencies (Note 10) | | |
| Stockholder's equity | | |
| Common stock - $.10 par value; 1,500,000 shares authorized; 100,000 shares issued and outstanding | | 10 |
| Additional paid in capital | | 10,001 |
| Retained earnings | | 47,244 |
| Total stockholder's equity | | 57,255 |
| Total liabilities and stockholder's equity | $ | 84,913 |

The accompanying notes are an integral part of these financial statements.